Exhibit 99.3

ABSOLUTE SOFTWARE CORPORATION

Appointment of Proxyholder

I/We, being holder(s) of common shares of Absolute Software Corporation (the "Company"), hereby appoint: Christy Wyatt, President and Chief Executive Officer (and a Director) of the Company or, failing her, Robert Booker, Executive Vice President, Human Resources of the Company OR

____

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General Meeting of Shareholders of the Company to be held virtually at 2:00 p.m. (Vancouver Time) on December 9, 2020 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. The meeting will be hosted virtually. The Lumi Managed virtual meeting URL is:

- https://web.lumiagm.com/400915080
- Password: absolute2020 (case sensitive)

Note: If you are appointing a proxyholder other than the representatives of management of the Company whose names are printed above, YOU MUST return your proxy to AST Trust Company (Canada) ("AST") AND register your proxyholder by contacting AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside North America) by no later than 2:00 p.m. (Pacific time) on December 7, 2020 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays), and provide AST with the required information for your proxyholder so that AST may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST.

Without limiting the general powers and authority hereby conferred on the proxy, the holdings represented by this form of proxy are specifically directed to be voted or withheld from being voted as follows:

Management recommends voting FOR Resolutions 1 to 3. Please use a dark black pencil or pen.

	FOR	*AGAINST*
1. Fixing the Number of Directors at Six Approval of fixing the number of directors at six	☐	☐

2. Election of Directors	*FOR*	*WITHHOLD*
1. Daniel Ryan	☐	☐
2. Lynn Atchison	☐	☐
3. Gregory Monahan	☐	☐
4. Salvatore Visca	☐	☐
5. Gerhard Watzinger	☐	☐
6. Christy Wyatt	☐	☐

	FOR	*WITHHOLD*
3. Appointment of Auditors Appointment of Deloitte LLP as External Auditors	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below.

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by management's nominees for Directors or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

If an individual:	**If a corporation:**
Name of Shareholder – Please Print	Name of Shareholder – Please Print
Signature of Shareholder	Signature of Authorized Signatory
	Name of Authorized Signatory – Please Print
	Title of Authorized Signatory – Please Print

Date of Execution: ________________, 2020

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. **All proxies must be received by 2:00p.m. (Vancouver time) on December 7, 2020 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournments thereof or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.**

Proxy Form – Annual Meeting of Shareholders of Absolute Software Corporation to be held on December 9, 2020 (the“Meeting”)
Notes to Proxy
1. This proxy must be signed by a holder or their attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with their name printed below their signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.
3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one management information circular (the “Circular) and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.
4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.
All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
This proxy is solicited by and on behalf of Management of the Company.
How to Vote
MAIL, FAX or EMAIL
•Complete and return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1
•You may alternatively fax your proxy to 1-416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.
An undated proxy is deemed to be dated on the day it was received by AST Trust Company (Canada).
All proxies must be received by 2:00p.m. (Vancouver time) on December 7, 2020 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournments thereof or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.